July 17, 2024

Danny G. Bishop
President and Chief Executive Officer
Go Green Global Technologies Corp.
5 Production Drive
Brookfield, CT 06804

       Re: Go Green Global Technologies Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-276881
Dear Danny G. Bishop:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 20, 2024 You may be diluted by future issuances of preferred stock, page 19

1. We note your response to prior comment 5. Please include a separate risk factor to highlight the voting power of the stockholder of your Series B Preferred Stock. In this regard, we note the new disclosure on page 45 that Danny G. Bishop is the sole stockholder of your Series B Preferred Stock. Also, revise the cover page to highlight the voting power of the sole stockholder of your Series B Preferred Stock. Business, page 33

2. We note your response to prior comment 8. Please revise your disclosure to clearly disclose that the terms are not finalized and that is uncertain whether the terms of such agreements will ever be finalized or if such agreements will ever be entered into.
 July 17, 2024
Page 2

Business Plan, page 35

3. We note your response to prior comment 10. We note that you will not receive any proceeds from this offering. We also note your disclosure that your current cash on hand will meet your anticipated cash requirements for the next 30 days. We note your disclosure that the financial projections included in your prospectus are based on your estimates and assumptions. Please revise your disclosure to address the estimates and assumptions, including the assumptions underlying you achieving full-scale operation and production of your products. Please also update your risk factor disclosure as appropriate.
Plan of Distribution, page 44

4. We note your response to prior comment 1. Please revise this section to clarify that the selling shareholders will sell at a fixed price of $0.15 until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.
5. We note your disclosure on page 44 that selling shareholders may sell their securities through purchases by a broker-dealer as principal and resales by the broker-dealer for its account. Please revise to confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.


Security Ownership of Certain Beneficial Owners and Management, page 45

6. Please revise the disclosure in this section for the applicable percentage ownership to be based on the amount of shares of common stock issued and outstanding as of the most recent practicable date.
7. We note your response to prior comment 11. Please expand the disclosure in this section about the ownership of the common stock and the preferred stock to disclose the total voting power of the holders.

Selling Shareholders, page 46

8. We note your response to prior comment 12. For those selling shareholders that are affiliates of broker-dealers, please disclose, if true, that each selling shareholder purchased the securities in the ordinary course of business; and at the time of purchase of the securities to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder is unable to provide these representations, then the prospectus should state that the selling shareholder is an underwriter.
Certain Relationships and Related Party Transactions, page 48

9. We note you refer in your response to prior comment 14 that the transactions "did not exceed $120,000 and therefore do not fall within the definition of reportable related party transactions under Item 404 of Regulation S-K." However, given your disclosure on page
 July 17, 2024
Page 3

       8 that you are a smaller reporting company, please note that Item 404(d)(1) of Regulation
       S-K requires disclosure of transactions in which the amount involved exceeds the lesser of
       $120,000 or one percent of the average of the company   s total assets
at year-end for the
       last two completed fiscal years. Also note that Instruction 2 to Item 404(a) of Regulation
       S-K provides that a transaction includes a series of similar transactions, arrangements, or relationships. Please revise accordingly
10. We note that you refer on page 48 to related party transactions "within the 2023 Fiscal
       Year or the interim period, within the meaning of Item 404 of Regulation
S-
       K promulgated under the Securities Act." Please revise to provide information for the time period specified in Instruction 2 to Item 404(d) of Regulation S-K. Report of Independent Registered Public Accounting Firm, page F-2

11. Please make arrangements with your auditor to have them revise the audit report to state, if true, that the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022. The audit report currently states the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2021.
       Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Ross D. Carmel, Esq.